Consolidated Financial Statements
(Expressed in thousands of United States dollars, except where indicated)

CLEARLY CANADIAN BEVERAGE CORPORATION

First Quarter Report for the 3 months ended March 31, 2007
(Amended as of July 25, 2007)

The accompanying Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditor

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)
(Amended as of July 25, 2007)

	March 31, 2007	December 31, 2006

	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$6,677	$5,267
Accounts receivable (note 6)	720	634
Inventories (note 7)	1,370	427
Prepaid expenses and other current assets	697	533
	9,464	6,861

Property, plant and equipment (note 8)	1,468	1,153
Prepaid contracts (note 15(a))	984	1,079
Goodwill	2,066	-

	$13,982	$9,093

Liabilities and Shareholders’ Equity

Bank indebtedness (note 5)	$195	$-
Accounts payable and accrued liabilities (note 9)	2,024	1,608
Capital lease obligation, current portion (note 11)	49	8
Short-term debt (note 10)	1,073	-

	3,341	1,616

Capital lease obligation, net of current portion (note 11)	165	13
Long-term debt (note 12)	893	-
	4,399	1,629
Shareholders’ equity:
Capital stock (notes 13 and 14):
Authorized:
Unlimited common share without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shaes
Outstanding –600,000 (2006 – 1,600,000) class B preferred shares	600	1,600
Issued – 19,047,545 (2006 – 13,917,153) common shares without par value
Outstanding – 19,010,245 (2005 – 13,879,853) common shares
without par value	79,438	75,730
Variable multiple voting shares – 1,120,000 (2006 – 320,000)
Contributed surplus	9,777	8,290
Cumulative translation account	(996)	(1,101)
Deficit	(79,236)	(77,055)
	9,583	7,464

	$13,982	$9,093

Going concern (note 3(a))
Commitments and contingencies (note 15)
Subsequent events (note 18)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

_________________________________________________    Director

_________________________________________________    Director

The accompanying Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditor

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Earnings
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

For the three months ended March 31, 2007 and 2006

	(Unaudited)	(Unaudited)
	March 31, 2007	March 31, 2006

Sales	$1,467	$1,702

Cost of sales	1,111	1,342

Gross profit	356	360

Expenses:
Selling, general and administration expenses	1,881	1,642
Amortization of property, plant and equipment	6	32
Royalty revenue	-	(59)
Interest income	(63)	-
Other (income) expense	(7)	(32)
Financing costs	-	65
Interest on short-term debt	4	91
Interest on long-term debt	2	10
Interest on acquisition debt	33	-
Stock-based compensation (note 14)	714	869
Gain on sale of investments	-	(201)
Restructuring	-	(13)
	2,570	2,404

Loss for the period	$(2,214)	$(2,044)

Loss per share, basic and diluted	$(0.12)	$(0.29)

Weighted average number of shares outstanding	18,836,629	7,072,681

See accompanying notes to consolidated financial statements.

The accompanying Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditor

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars, except where indicated)
As of March 31, 2007 and December 31, 2006, 2005

						Class A			Class B
	Common shares					preferred shares			preferred shares
					Share
					subscription										Cumulative				Shareholders’
	Number				receivable	Number			Number				Contributed		translation				equity
	of shares		Amount		(payable)	of shares		Amount	of shares		Amount		surplus		account		Deficit		(deficiency)
		$		$			$			$		$		$		$		$

Balance, December 31, 2004	996,568		59,035		-	-		-	-		-		1,037		(1,253)		(62,334)		(3,515)

Private placement issued January
14, 2005 at CA$2.50 per unit prior
to consolidation	46,500		97		-	-		-	-		-		-		-		-		97
Class A preferred shares issued on
conversion of loan May 5, 2005	-		-		-	1,000,000		1,000	-		-		-		-		-		1,000
Private placement of class A
preferred shares issued May 5,
2005 at US$1.00 per share	-		-		-	1,000,000		1,000	-		-		-		-		-		1,000
Private placement issued May 16,
2005 at US$1.00 per share	2,260,000		2,260		-	-		-	-		-		-		-		-		2,260
Private placement issued May 24,
2005 at US$1.00 per share	815,000		815		-	-		-	-		-		-		-		-		815
Finders fees – private placement –
May 16, 2005 and May 24, 2005
issued at US$1.42 per share	450,000		639		-	-		-	-		-		-		-		-		639
Share issue cost – private placement			(1,003)		-	-		-	-		-		-		-		-		(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005 issued
at market US$1.50 per share	7,506		11		-	-		-	-		-		-		-		(11)		-
Class A preferred shares converted
to class B preferred shares	-		-		-	(2,000,000)		(2,000)	2,000,000		2,000		-		-		-		-
Stock dividend on class B preferred
shares issued May 24, 2005
issued at market US$1.50 per
share	200,000		300		-	-		-	-		-		-		-		(300)		-
Private placement issued May 27,
2005 at US$1.00 per share	635,953		634		-	-		-	-		-		-		-		-		634

Carryforward	5,411,527		62,788		-	-		-	2,000,000		2,000		1,037		(1,253)		(62,645)		1,927

8

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of March 31, 2007 and December 31, 2006, 2005

						Class A			Class B
	Common shares					preferred shares			preferred shares
					Share
					subscription										Cumulative				Shareholders’
	Number				receivable	Number			Number				Contributed		translation				equity
	of shares		Amount		(payable)	of shares		Amount	of shares		Amount		surplus		account		Deficit		(deficiency)
		$		$			$			$		$		$		$		$

Broughtforward	5,411,527		62,788		-	-		-	2,000,000		2,000		1,037		(1,253)		(62,645)		1,927

Shares issued on September 30,
2005 at market US$1.17 per
share	225,000		263		-	-		-	-		-		-		-		-		263
Share issued on October 17, 2005 at
market US$1.38 per share	25,000		34		-	-		-	-		-		-		-		-		34
Option exercised at US$1.00 per
share	105,000		105		-	-		-	-		-		-		-		-		105
Shares issued on November 30,
2005 at US$2.00 per share	222,825		446		-	-		-	-		-		-		-		-		446
Shares issued on November 30,
2005 at US$2.00 per share	75,000		150		-	-		-	-		-		-		-		-		150
Private placement issued December
28, 2005 at US$1.25 per share	800,000		1,000		-	-		-	-		-		35		-		-		1,035
Share issue cost – private placement
December 28, 2005	-		(30)		-	-		-	-		-		-		-		-		(30)
Share subscription receivable	-		-		(198)	-		-	-		-		-		-		-		(198)
Fair value of stock options issued	-		-		-	-		-	-		-		1,612		-		-		1,612
Fair value of warrants issued for
consulting services	-		-		-	-		-	-		-		1,904		-		-		1,904
Restructuring cost	-		-		-	-		-	-		-		221		-		-		221
Loss for the year	-		-		-	-		-	-		-		-		-		(6,069)		(6,069)
Exchange difference	-		-		-	-		-	-		-		-		324		-		324

Balance, December 31, 2005	6,864,352		64,756		(198)	-		-	2,000,000		2,000		4,809		(929)		(68,714)		1,724

Share subscription received in																			198
January, 2006	-		-		198	-		-	-		-		-		-		-
Shares issued for settlement of debt
on February 27, 2006 at US$2.00
per share	100,000		238		-	-		-	-		-		-		-		-		238
Option exercised at US$1.00 per
share	1,122,500		1,122		-	-		-	-		-		-		-		-		1,122
Shares issued for settlement of
services on March 1, 2006 at
CA$2.30 per share	28,260		58		-	-		-	-		-		-		-		-		58
Shares issued for settlement of debt
on March 28, 2006 at US$2.62 per
share	40,000		102		-	-		-	-		-		-		-		-		102
Shares issued for settlement of
services on March 31, 2006 at
US$2.39 per share	2,089		5		-	-		-	-		-		-		-		-		5

Carryforward	8,157,201		66,281		-	-		-	2,000,000		2,000		4,809		(929)		(68,714)		3,447

9

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of March 31, 2007 and December 31, 2006, 2005

						Class A			Class B
	Common shares					preferred shares			preferred shares
					Share
					subscription										Cumulative				Shareholders’
	Number				receivable	Number			Number				Contributed		translation				equity
	of shares		Amount		(payable)	of shares		Amount	of shares		Amount		surplus		account		Deficit		(deficiency)
		$		$			$			$		$		$		$		$

Broughtforward	8,157,201		66,281		-	-		-	2,000,000		2,000		4,809		(929)		(68,714)		3,447

Shares issued for settlement of
services on March 31, 2006 at
US$2.30 per share	2,175		5		-	-		-	-		-		-		-		-		5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	1,954		5		-	-		-	-		-		-		-		-		5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	29,308		75		-	-		-	-		-		-		-		-		75
Shares issued for settlement of
services on April 17, 2006 at
US$2.45 per share	20,442		50		-	-		-	-		-		-		-		-		50
Shares issued for settlement of
services on April 19, 2006 at
US$2.35 per share	18,915		44		-	-		-	-		-		-		-		-		44
Shares issued for settlement of debt
on May 2, 2006 at US$2.62 per
share	88,885		233		-	-		-	-		-		-		-		-		233
Option exercised at US$1.00 per
share	45,000		45		-	-		-	-		-		-		-		-		45
Shares issued for settlement of
services on May 4, 2006 at
US$2.41 per share	8,300		20		-	-		-	-		-		-		-		-		20
Private placement issued May 10,
2006 at US$2.00 per share	1,032,500		2,065		-	-		-	-		-		-		-		-		2,065
Private placement issued May 12,
2006 at US$2.00 per share	275,000		550		-	-		-	-		-		-		-		-		550
Private placement issued May 15,
2006 at US$2.00 per share	5,000		10		-	-		-	-		-		-		-		-		10
Share issue cost – private placement
May 10, 2006 to May 15, 2006			(314)		-	-		-	-		-		-		-		-		(314)
Share issue cost – warrant private
placement May 10, 2006 to May 15,
2006	-		(186)		-	-		-	-		-		186		-		-		-
Shares issued for settlement of
services on June 7, 2006 at
US$2.05 per share	19,630		40		-	-		-	-		-		-		-		-		40
Shares issued for settlement of
services on June 9, 2006 at
US$2.80 per share	4,075		11		-	-		-	-		-		-		-		-		11

Carryforward	9,708,385		68,934		-	-		-	2,000,000		2,000		4,995		(929)		(68,714)		6,286

10

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of March 31, 2007 and December 31, 2006, 2005

						Class A			Class B
	Common shares					preferred shares			preferred shares
					Share
					subscription										Cumulative				Shareholders’
	Number				receivable	Number			Number				Contributed		translation				equity
	of shares		Amount		(payable)	of shares		Amount	of shares		Amount		surplus		account		Deficit		(deficiency)
		$		$			$			$		$		$		$		$

Broughtforward	9,708,385		68,934		-	-		-	2,000,000		2,000		4,995		(929)		(68,714)		6,286

Shares issued for settlement of
services on June 13, 2006 at
US$2.80 per share	10,715		30		-	-		-	-		-		-		-		-		30
Option exercised at US$1.19 per
share	16,106		19		-	-		-	-		-		-		-		-		19
Warrant exercised at US$1.25 per
share	30,000		37		-	-		-	-		-		-		-		-		37
Shares issued for services on July
25, 2006 at US$3.29 per share	9,312		31		-	-		-	-		-		-		-		-		31
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$3.69 per share	24,314		89		-	-		-	-		-		-		-		-		89
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$2.40 per share	600,000		1,440		-	-		-	-		-		-		-		-		1,440
Private placement issued on July 6,
2006 to July 13, 2006 at US$2.75
per share	1,205,000		3,314		-	-		-	-		-		-		-		-		3,314
Share issue cost – private placement
July 6, 2006 to July 13, 2006	-		(397)		-	-		-	-		-		-		-		-		(397)
Share issue cost – warrant private
placement July 6, 2006 to July 13,
2006	-		(162)		-	-		-	-		-		162		-		-		-
Shares issued for services on July
10, 2006 at US$3.92 per share	4,197		16		-	-		-	-		-		-		-		-		16
Option exercised at US$2.00 per																			150
share	75,000		150		-	-		-	-		-		-		-		-
Option exercised at US$1.00 per
share	30,000		30		-	-		-	-		-		-		-		-		30
Option exercised at US$1.19 per
share	16,102		19		-	-		-	-		-		-		-		-		19
Shares issued for services on August
16, 2006 at US$3.28 per share	4,121		13		-	-		-	-		-		-		-		-		13
Shares issued for services on August
1, 2006 at US$2.30 per share	140,000		322		-	-		-	-		-		-		-		-		322
Private placement completed August
31, 2006 at US$3.00 per share	333,334		1,000		-	-		-	-		-		-		-		-		1,000
Share issue cost – private placement
August 31, 2006	-		(120)		-	-		-	-		-		-		-		-		(120)
Share issue cost – private placement
August 31, 2006	-		(825)		-	-		-	-		-		825		-		-		-

Carryforward	12,206,586		73,940		-	-		-	2,000,000		2,000		5,982		(929)		(68,714)		12,279

11

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of March 31, 2007 and December 31, 2006, 2005

						Class A			Class B
	Common shares					preferred shares			preferred shares
					Share
					subscription										Cumulative				Shareholders’
	Number				receivable	Number			Number				Contributed		translation				equity
	of shares		Amount		(payable)	of shares		Amount	of shares		Amount		surplus		account		Deficit		(deficiency)
		$		$			$			$		$		$		$		$

Broughtforward	12,206,586		73,940		-	-		-	2,000,000		2,000		5,982		(929)		(68,714)		12,279

Share issued for settlement of
services on August 1, 2006 at
US$2.30 per share	4,395		14		-	-		-	-		-		-		-		-		14
Cash dividend on class B preferred
paid on October 10, 2006	-		-		-	-		-	-		-		-		-		(94)		(94)
Conversion of $150,000 preferred
shares to common shares on
November 21, 2006	615,000		150		-	-		-	(150,000)		(150)		-		-		-		-
Conversion of $250,000 preferred
shares to common shares on
November 29, 2006	1,025,000		250		-	-		-	(250,000)		(250)		-		-		-		-
Shares issued for settlement of
lawsuits on December 11, 2006 at
US$3.28 per share	13,477		44		-	-		-	-		-		-		-		-		44
Shares issued for services on
December 8, 2006 at US$2.38 per
share	4,235		10		-	-		-	-		-		-		-		-		10
Shares issued for services on
December 8, 2006 at US2.66 per
share	4,498		12		-	-		-	-		-		-		-		-		12
Shares issued for services on
December 8, 2006 at US$2.76 per
share	4,162		12		-	-		-	-		-		-		-		-		12
Option exercised at US$1.00 per
share	2,500		3		-	-		-	-		-		-		-		-		3
Paid-in capital – exercise of stock
options	-		1,304		-	-		-	-		-		(1,304)		-		-		-
Fair value of stock options issued for
the 12 months ended December
31, 2006	-		-		-	-		-	-		-		3,310		-		-		3,310
Fair value of warrants issued for the
12 months ended December 31,
2006	-		-		-	-		-	-		-		302		-		-		302
Loss for the 12 months ended
December 31, 2006	-		-		-	-		-	-		-		-		-		(8,247)		(8,247)
Exchange difference	-		(9)		-	-		-	-		-		-		(172)		-		(181)

Balance, December 31, 2006	13,879,853		75,730		-	-		-	1,600,000		1,600		8,290		(1,101)		(77,055)		7,464

12

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of March 31, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)

Broughtforward	13,879,853	$75,730	$-	-	$-	1,600,000	$1,600	$8,290	$(1,101)	$(77,055)	$7,464
Option exercised at US$2.00 per
share on January 11, 2007	36,000	72	-	-	-	-	-	-	-	-	72
Option exercised at US$2.10 per
share on January 23, 2007	10,000	21	-	-	-	-	-	-	-	-	21

Shares issued for services on Jan
22, 2007 at US2.38 per share	3,874	9	-	-	-	-	-	-	-	-	9
Conversion of $500,000 preferred
shares to common shares on
January 7, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Conversion of $500,000 preferred
shares to common shares on
January 12, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-

Warrant exercised at US$1.25 per
share on February 23, 2007	60,000	75	-	-	-	-	-	-	-	-	75

Option exercised at US$2.00 per
share on February 25, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Shares issued for services on
February 25, 2007 at US2.91 per
share	4,074	12	-	-	-	-	-	-	-	-	12

Option exercised at US$2.00 per
share on March 2, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Private placement issued on March
14, 2007 to March 23, 2007 at
US$3.00 per share	833,000	2,499	-	-	-	-	-	-	-	-	2,499

Shares issued for services on March
13, 2007 at US3.00 per share	8,444	26	-	-	-	-	-	-	-	-	26
Paid-in capital – exercise of stock
options for the period ended March
2007	-	137	-	-	-	-	-	(137)	-	-	-

Fair value of stock options issued for
the period ended March 31, 2007	-	-	-	-	-	-	-	1,331	-	-	1,331

Fair value of warrants issued for the
period ended March 31, 2007	-	(293)	-	-	-	-	-	293	-	-	486
Loss for the period ended March 31,
2007	-	-	-	-	-	-	-	-	-	(2,181)	(2,181)
Exchange difference	-	-	-	-	-	-	-	-	105	-	105
Balance, March 31, 2007	19,010,245	79,438	-	-	-	600,000	600	9,777	(996)	(79,236)	10,069

The accompanying Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditor

13

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars, except where indicated)
For the three months ended March 31, 2007 and 2006

	Unaudited	Unaudited
	March 31,	March 31,
	2007	2006

Cash flows from operating activities:
Loss for the period	$(2,214)	$(2,044)
Items not involving cash (note 16(a))	1,414	855
Changes in non-cash working capital balances
related to operations (note 16(b))	(368)	554
	(1,168)	(635)

Cash flows from financing activities:
Proceeds from issuance of capital stock and
warrants	2,817	1,376
Increase (decrease) in bank indebtedness	26	(90)
Repayment of long-term debt	(6)	-
	2,837	1,286

Cash flows from investing activities:
Cash used in acquisition of DMR Food
Corporation	(342)	-
Proceeds from sale of long-term investment	-	230
	(342)	230

Effect of exchange rates on cash and cash
equivalents	83	12

Increase (decrease) in cash and cash equivalents	1,410	893

Cash and cash equivalents, beginning of period	5,267	520

Cash and cash equivalents, end of period	$6,677	$1,413

Interest paid	$6	$101
Income taxes paid	$-	$-

Supplementary cash flow information (note 16(C))

See accompanying notes to consolidated financial statements.

The accompanying Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditor

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

1.	Nature of operations:

The Company produces, distributes and markets beverage products, flavoured beverages and snack food products. The Company’s products are sold principally in the United States and Canada.

2.	Financial statement presentation

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The accompanying Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditors.

3.	Significant accounting policies:

(a) Going concern:

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $2,214,000 for the three months ended March 31, 2007. At March 31, 2007 it has working capital of $6,123,000. Operations for the three months ended March 31, 2007 have been funded primarily from cash reserves raised by the issuance of capital stock.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

3.	Significant accounting policies (continued):

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

(b)	Principles of accounting:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

(c)	Basis of presentation:

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, Blue Mountain Springs Ltd. and DMR Food Corporation (o/a Sweet Selections) effective February 7, 2007.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

(d)	Foreign currency translation

The Company uses the United States dollar as its reporting currency while the Company’s functional or “measurement” currency is the Canadian dollar. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

(e)	Revenue recognition:

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned. For bill and hold transactions, the Company recognizes revenue at the time production is complete and the sale is invoiced to the customer.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

3.	Significant accounting policies (continued):

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

(f)	Inventories:

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Asset	Rate

Buildings	30 years
Equipment	4 – 15 years
Packaging equipment under capital
lease	Over the term of the lease
Vehicle	30% declining balance
Leasehold improvements	Term of the lease

(h)	Impairment of long-lived assets:

Long-lived assets, such as property, plant and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

3.	Significant accounting policies (continued):

	(i)	Goodwill

Goodwill is the excess of the cost of an acquired business (DMR Food Corporation) over the net of the amount assigned to assets acquired less liabilities assumed. Goodwill is not subject to amortization. The carrying value is tested for impairment at least annually, and any excess over fair value will be charged to operation as impairment loss in the period.

	(j)	Stock-based compensation plan:

The Company has stock-compensation plans, which are described in note 15. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non- employees are measured at the fair value of the consideration received and are recognized as the options are earned.

Consideration paid for stock on exercise of stock options is credited to capital stock.

	(k)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

	(l)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of land and water sources. Actual results could differ materially from those estimates.

	(m)	Financial instruments:

(i) Fair value of financial instruments:

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

3.	Significant accounting policies (continued):

(ii)	Concentration of credit risk:

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2007, two customers represented 34% (March 31, 2006 – three customers represented 52%) of total accounts receivable.

(iii)	Interest rate risk:

The US short-term bank credit facility bears interest at US prime rate plus 4% and the CA$ short term bank credit facility bears interest at CA$ prime rate plus 1.25%.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

(iv)	Foreign exchange rate risk:

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in United States dollars. General and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

(n)	Income taxes:

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not the asset will not be realized.

(o)	Advertising and marketing costs:

The Company expenses all advertising and marketing costs as incurred. For the three months ended March 31, 2007, the Company incurred marketing costs of $198,105 (2006 - $118,064). These costs are included in selling expenses.

(p)	Loss per share:

Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding. Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

3.	Significant accounting policies (continued):

Diluted loss per share is the same as basic loss per share since the exercise of stock options and warrants would be anti-dilutive

4.	Acquisition of DMR Food Corporation :

On February 7, 2007, the Company completed the acquisition 100% of the shares of DMR Food Corporation operating under the name of Sweet Selection (“DMR”), a leading seller of organic and natural snack foods in Eastern Canada. The Company acquired the shares of DMR for an initial payment of CA$450,000 (US$380,000) in cash and warrants to purchase 3,000,000 of the Company’s common shares at a purchase price of US$4.00 per share within 3 years. If a gain of CA$2,550,000 is not realized by the holder from the sale of the warrant shares by February 7, 2008, the Company may be required to pay any shortfall up to a maximum of CA$ 2,550,000 (US$2,167,000). The amount of this corporate guarantee has been recorded as a current and long term liability, as applicable, by the Company. Should the Company ultimately not be required to pay any shortfall, the amount of recovery on the reduction of these liabilities will be recorded at that time. The debt is guaranteed by the Company, and discounted on the face value of the acquisition debt ($223,000) and will be accredited on a straight –line basis over 12 months from February 7, 2007. As of March 31, 2007 $33,000 was accredited. The results of operations of DMR Food Corporation have been consolidated from February 7, 2007 forward.

The following table summarizes the purchase consideration paid or payable and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and is subject to refinement. The Company may engage a third party for review of the value of goodwill acquired. The result of such review could materially alter the allocation of the purchase price of goodwill.

Purchase consideration
Cash Paid		$381
Purchase price guarantee
Current portion	$1,050
Long term portion	893	1,943
Business combination expenses		31

Allocation of purchase consideration		2,355
Assets
Cash	$49
Accounts receivable	642
Inventory	378
Plant and equipment	284
Other current assets	33	1,386
Liabilties
Accounts payable	726
Bank Loan	169
Capital lease obligation	202	(1,097)
Net identifiable assets		289
Excess of purchase consideration over net identifiable
assets-Goodwill		2,066
		$2,355

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

5.	Bank indebtedness:

The Company’s subsidiary, CC Beverage (US) Corporation (“CC Beverage”), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at US prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at March 31, 2007 - $128,665, March 31, 2006 - $554,300). The weighted average interest rate for the period ended March 31, 2007 was 12.25% (March 31, 2006 – 11.422%); As at March 31, 2007 nil (March 31, 2006 - $271,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

The Company’s subsidiary, DMR Food Corporation (“o/a Sweet Selection”), has a demand operating loan facility of $250,000 CA$, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of Sweet Selection as well as guarantee and postponement of claims in the amount of $455,000 CA$ by Clearly Canadian Beverage Corp. The weighted average interest rate from February 7, 2007 to March 31, 2007 was 7.25% . As of March 31, 2007 $195,000 US$ has been drawn on this line of credit.

6.	Accounts receivable:

	March 31,	December 31
	2007	2006

Trade accounts receivable, net of allowance of $98,000	$663	$597
(2006 - $53,000)
Other receivables	57	37

	$720	$634

7.	Inventories:

	March 31,	December 31
	2007	2006

Finished goods	$930	$280
Raw Materials	440	147

	$1,370	$427

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

8.	Property, plant and equipment and assets held for sale:

		Accumulated		March 31,
				2007
	2007	amortization	Write-down	Net

Land and water sources	$1,046	$-	$-	$1,046
Buildings	1,006	1,006	-	-
Equipment	1,516	1,101	-	415
Leasehold improvements	73	71	-	2
Vehicle	21	16	-	5
	3,662	2,194	-	1,468

		Accumulated		December 31
				2006
	2006	amortization	Write-down	Net

Land and water sources	$1,035	$-	$-	$1,035
Buildings	1,047	996	51	-
Equipment	1,157	953	86	118
Leasehold improvements	67	67	-	-
	3,306	2,016	137	1,153

Included in the table above are changes arising from the fluctuation in the exchange rate between the Canadian and US dollar.

Included in equipment are assets under capital lease having a net book value of $208,000 at March 31, 2007

9.	Accounts payable and accrued liabilities

	March 31,	December 31
	2007	2006

Trade accounts payable	$1,463	$1,062
Marketing fees	290	304
Other accrued liabilities	271	242

	$2,024	$1,608

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

10.	Short-term debt: (Amended as of July 25, 2007)

	March 31,	December 31
	2007	2006

Advance payable to 1068199 Ontario Ltd., bearing
interest at 4.25% per annum and are repayable in
monthly blended payments of $2,341 CA$	23	-
Acquisition debt on the purchase of DMR Food
Corporation (Note 4)	1,073	-
	$1,097	$-

11.	Capital lease obligation:

The Company has entered into lease arrangements to acquire computer equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s subsidiary has entered into lease arrangements to acquire packaging equipment. The liability under the capital leases represent the minimum lease payments payable net of imputed interest at an average rate of 6.70% to 6.75% per annum and is secured by the packaging equipment.

The obligation’s under capital leases consists of:

	March 31,	December 31
	2007	2006

Minimum lease payments payable	$252	$26
Portion representing interest to be recorded over the
remaining term of the lease	(38)	(5)
	214	21

Current portion	(49)	(8)

	$165	$13

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

11.	Capital lease obligation (continued):

Future minimum annual lease payments as at March 31, 2007 under the capital lease are as follows:

2007	$47
2008	62
2009	52
2010	50
2011	41

$252

12.	Long-term debt:

	March 31	December 31
	2007	2006
Acquistion debt – DMR Food Corp. (Note 4)	$893	-

13.	Capital stock:

Authorized:

Common shares-limited voting shares, unlimited number, without par value Preferred Shares:

(a)	2,000,000 class A Preferred Shares with special rights and restrictions:

The class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(b)	2,000,000 Class B Preferred Shares with special rights and restrictions:

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

13.	Capital stock (continued):

(b)	(continued):

The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash instalments. Each class B Preferred Share had the right to five votes on any vote of the common shareholders. The class B Preferred Shares were convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the class B Preferred Shares. With the agreement of the class B shareholder, BG Capital Group Ltd., and the approval of the shareholders on March 16, 2006, the conversion ratio was fixed at 4.1 common shares and 0.8 Variable Multiple Voting Shares for each one class B preferred shares.

Variable Multiple Voting Shares

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. At March 31, 2007, the 1,120,000 issued and outstanding Variable Multiple Voting Shares entitles the holder to 20,614,980 votes of meeting of Shareholders.

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. converted $200,000 (CA$222,570), $80,000 (CA$89,250) and $177,770 (CA$188,000) of principal amount of loans into common shares at conversion prices ranging from US$2.00 to US$2.62 per share. The Company issued 100,000, 40,000 and 88,885 shares respectively.

On May 12, 2006, the Company entered into an agreement to surrender all of the Series A, B, C and D warrants issued in connection with the December 28, 2005 private placement agreement.

In consideration therefore certain of the investors were granted Series A warrants for the purchase of a total of 4,120,000 shares at a price of US$1.25, exercisable within two years following the effective date on which the warrants are registered pursuant to a registration statement filed with the US Securities and Exchange Commission.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

13.	Capital stock (continued):

In May 2006, the Company completed a brokered private placement of 1,312,500 common shares issued at US$2.00 per share raising a total of $2,625,000. The Company paid broker’s fees of $183,050 and granted broker warrants to purchase 91,525 common shares at US$2.25 per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until May 2007 to convert any or all of the finder’ fee into shares at a price of US$2.00 per share (maximum of 65,375 shares).

In July 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at US$2.75 per share raising a total of $3,314,000. The Company paid broker’s fees of $259,462 and granted broker warrants to purchase 84,350 common shares at US$3.00 per share, vesting upon issuance and expiring in July, 2007. The Company paid an additional finders fee of $138,187 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until July, 2007 to convert any or all of the finder’s fee into shares at a price of US$2.75 per share (maximum of 50,250 shares).

In August 2006, the Company settled litigation with respect to its Blue Mountain Springs subsidiary. The terms of the settlement included the issuance of 624,314 shares with a fair value of $1,529,000.

In August 2006, the Company issued 140,000 common shares at US$2.30 per share to BG Capital, a controlling shareholder of the Company, under the terms of a management services contract now expired.

In August 2006, the Company completed a brokered private placement of 333,334 common shares issued at $3.00 per share, together with a warrant to purchase 333,334 common shares at $3.25 per share, vesting upon issuance and expiring in September, 2008, raising a total of $1,000,000. The Company paid broker’s fees of $70,000 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting upon issuance and expiring in August, 2007. The Company paid an additional finders fee of $50,000 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until August, 2007 to convert any or all of the finder’s fee into shares at a price of US$3.00 per share (maximum of 16,666 shares).

In October 2006, the Company paid $94,246 to BG Capital in respect of dividends payable on class B Preferred Shares from May 12, 2006 to October 31, 2006.

In November 2006, BG Capital converted 400,000 Class B preferred shares for 1,640,000 common shares and 320,000 Multiple voting shares. In January, 2007, BG Capital converted 1,000,000 Class B preferred shares for 4,100,000 common shares and 800,000 multiple voting shares.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

13.	Capital stock (continued):

In March, 2007, the Company completed a brokered private placement of 833,000 common shares issued at $3.00 per share, together with a warrant to purchase 833,000 common shares at $3.25 per share, vesting on July, 2007 and expiring in March, 2009, raising a total of $2,499,000. The Company paid broker’s fees of $69,930 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting on July, 2007 and expiring in March, 2009.

14.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares:

(a)	Stock options:

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance, or at the discretion of the Board of Directors.

A summary of stock options granted by the Company is as follows:

		Weighted
		average exercise
	Number of options	price
	(000’s )	US$

Options outstanding at December 31, 2005	1,617	1.77
Granted	2,216	1.79
Expired	(18)	3.77
Exercised	(1,307)	1.82
Surrendered	-	-

Options outstanding at December 31, 2006	2,508	1.96
Granted	560	1.93
Expired	-	-
Exercised	(121)	2.00
Surrendered	(10)	2.75

Options outstanding at March 31, 2007	2,937	1.96

Options exercisable at March 31, 2007	1,443	$2.13

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

14.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(a)	Stock options (continued):

The number of options and their weighted average exercise price has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005.

For the period ended March 31, 2007, the Company granted 560,492 options (March 31, 2006 – 435,500) under its stock option plans, of which options to acquire 520,492 shares (March 31, 2006 – 435,500) were granted to members of its Advisory Board, Directors and management. The fair value of the options granted for the period ended March 31, 2007 is approximately $1.96 per share (March 31, 2006 $1.60). Stock based compensation expense of $714,000 has been recorded for the period (March 31, 2006 - $869,000). Stock based compensation of an additional $576,406 attributed to these grants has been allocated to services to be provided in the future. This amount will be recorded to contributed surplus and charged to operations over a one year period based on the estimated service life inherent in the grants.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model using the following assumptions:

	March 31, 2007	March 31, 2006
Risk-free interest rate	2.38% to 2.87%	4.38% to 4.82%
Expected life of options	1 to 5 years	5 years
Expected volatility in the market price of
the shares	49% to 205%	185%
Expected dividend yield	0.0%	0.0%

Weighted average grant date fair value	$2.07	$1.99

(b)	Warrants:

The following table summarizes information about common share purchase warrants granted in equity financings and acquistions to date which remain outstanding at March 31, 2007. Each warrant entitles the holder to purchase one common shares at the exercise price indicated.

Exercise	Balance,					Balance,
price	December 31,					March 31,	Expiry
per share	2006	Cancelled	Granted	Expired	Exercised	2007	date
US$2.25 (CA$2.59)	91,525	-	-	-	-	91,525	May 2007
US$3.00 (CA$3.46)	84,350	-	-	-	-	84,350	July 2007
US$3.25 (CA$3.74)	356,667	-	-	-	-	356,667	September 2008
US$1.25 (CA$1.44)	4,090,000	-	-	-	(60,000)	4,030,000	December 2007
US$3.25 (CA$3.74)	-	-	856,333	-	-	856,333	July, 2009
US$4.00 (CA$4.61)	-	-	3,000,000	-	-	3,000,000	February 2010
US$2.00 (CA$2.31)	1,000,000	-	-	-	-	1,000,000	October 2010
US$2.00 (CA$2.31)	100,000	-	-	-	-	100,000	July 2011

	5,722,542	-	3,856,333	-	(60,000)	9,518,875

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

14.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

In the three months ended March 31, 2007, the Company granted warrants to acquire 856,333 shares in a private placement described in note 13. These warrants had a fair value of $293,000, which amount has been charged as a cost of the share capital raised. The Company also granted warrants to acquire 3,000,000 shares at a price of $4.00 per share, having a fair value of nil due to the Company guarantee of the acquisition price, in connection with its acquisition of DMR Food Corporation.

(c)	Shareholders’ rights plan:

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

15.	Commitments and contingencies:

	(a)	Consulting contracts:

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000. The Company is recognizing the expense related to the agreement over the five year term of the agreement. During the period ended March 31, 2007, the Company expensed $95,000 (March 31, 2006 - $95,000) with respect to this warrant. At March 31, 2007 it has recorded $380,400 as a current prepaid asset and $984,000 as a long-term prepaid asset with respect to this warrant.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

15.	Commitments and contingencies (continued):

On June 5, 2006, the Company entered into marketing and consulting agreement with a term of three years. The Company issued options to purchase 1,075,000 common shares of the Company at $1.75 per share as consideration. The fair value of the option as determined using the Black-Scholes method was $2,988,000. The Company is recognizing the expense related to the agreement over the three year term of the agreement. During the period ended March 31, 2007, the Company expensed $617,000 with respect to these options.

(b)	Dispute with D. Bruce Horton and Continental Consulting Ltd.:

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of $2,060,000 (CA$2,400,000) plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has recorded an accrual based on its expected costs.

(c)	Ordinary course business proceedings:

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

(d)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be nil.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

16.	Supplementary cash flow information:

			March 31, 2007		March 31, 2006

(a)	Items not involving cash:
	Amortization of property, plant and
	equipment		$4		$32
	Gain on sale of investment				(201)
	Services paid in stock		46		-
	Stock-based compensation		1,331		869
	Loss on settlement of debt		-		65
	Interest accretion on convertible
	debenture and short-term debt		-		90
	Interest accretion on acquisition debt		33		-

			$1,414		$855

(b)	Changes in non-cash working capital
	balances related to operations:
	Accounts receivable, net of lawsuit		555		(254)
	settlement	$		$
	Inventories		(565)		118
	Prepaid expenses and other current
	assets		(131)		30
	Prepaid contracts		95		113
	Accounts payable and accrued
	liabilities		(322)		547

			(368)		554
(c)	Non-cash investing and financing
	activities:
	Conversion of class B preferred
	shares to common shares		$1,000		$-
	Repayment of short-term debt from
	issuance of stock		-		340
	Warrants granted in connection with
	private placement financing		293		-
	Liabilities recorded in connection
	with DMR Food Corporation
	acquisition		2,167		-
	Common shares issued for
	settlement of services debt		-		68

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

17.	Segmented information:

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely as a beverage and snack food business, selling flavoured water, carbonated beverages and natural and organic snack foods. Management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	March 31, 2007	March 31, 2006

Sales:
Canada:
Total sales	$781	$216

United States:
Total sales	686	1,486
Sales to other segments	(13)	(46)

Sales to external customers	1,454	1,656

Other
Sales to external customers	13	46

Total sales to external customers	$1,467	$1,702

Sales to external customers by product
line:
Carbonated product	$665	$1,032
Non-carbonated product	254	670
Snack product	548	-

	1,467	1,702

Interest and financing cost on short-term
and long-term debt
Canada	$4	$91
United States	2	10

	6	101

Amortization:
Canada	$6	$32
United States	-	-

	6	32

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

17.	Segmented information (continued):

	March 31, 2007	March 31, 2006

Loss before income taxes
Canada	$(1,989)	$(1,817)
United States	(192)	(227)
	(2,181)	(2,044)

Loss for the year before income taxes	$(2,181)	$(2,044)

	March 31,	March 31,
	2007	2006

Assets:
Canada	$14,280	$5,989
United States	384	633
Other	28	28
	14,692	6,650

Assets held for sale:
Canada	-	343

Total assets	$14,692	$6,993

Property, plant and equipment additions:
Canada	$-	$-

With respect to third parties, the Company has one customer (March 31, 2006 - two customers) that represent more than 10% of sales as noted below. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

	March 31,	March 31,
	2007	2006

Customer A	-	36.0%
Customer B	-	18.7%
Customer C	11.5%	-

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

18.	Subsequent events:

(a)	Private Placement :

Subsequent to March 31, 2007, the Company completed a brokered private placement of 333,333 common shares issued at $3.00 per share raising a total of $1,000,000. The Company issued warrant to purchase 333,333 common shares at $3.35 per share, vested on July, 2007 and expiring in March, 2009.

(b)	Acquisition of My Organic Baby Inc.

On May 24, 2007, the Company acquired all of the outstanding shares of My Organic Baby Inc., an Ontario corporation which markets Canada’s first full nation wide line of organic baby food. The purchase price paid or payable comprises $400,000 CDN and 215,000 common shares of Clearly Canadian on closing, and additional consideration comprising common shares having a market value of $600,000, and warrants to acquire 3,750,000 common shares at a purchase price of $4.00 US per share for a three year period. The company may be required to pay up to CDN $4,350,000 to the vendor for any shortfall realized by the vendor on the sale of the common shares issued as additional consideration and to the extent that the vendor has not realized a gain on the sale of shares acquired on exercise of the warrants. The amount of the guarantee would be a maximum of CDN $4,050,000 within 13 months, and a further CDN $300,000 within 25 months. In addition, the Company has entered into a 3 year agreement to retain the services of the founders of My Organic Baby, David Reingold and Orlee Muroff. Mr Reingold was also the majority owner of DMR Food Corporation prior to its acquisition by the Company in February, 2007.

My Organic Baby, Inc. completed its first fiscal year on January 31, 2007 and recorded sales of approximately CDN$ 1,300,000 and net income before tax of CDN $30,000. Its total assets at January 31, 2007 were approximately CDN $250,000 and its liabilities were approximately CDN $200,000. Substantially all of the purchase consideration is to be allocated to goodwill